TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION 2

1.1 Definitions 2
1.2 Words Importing the Singular 7
1.3 Interpretation not Affected by Headings 7
1.4 Day not a Business Day 7
1.5 Time of the Essence 7
1.6 Governing Law 7
1.7 Meaning of "outstanding" for Certain Purposes 7
1.8 Currency 8

ARTICLE 2 ISSUE OF SUBSCRIPTION RECEIPTS 8

2.1 Issue of Subscription Receipts 8
2.2 Terms of Subscription Receipts 9
2.3 Issue in Substitution for Lost Subscription Receipts 9
2.4 Subscription Receiptholder not a Shareholder 10
2.5 Subscription Receipts to Rank *Pari Passu* 10
2.6 Signing of Subscription Receipts 10
2.7 Certification by the Subscription Receipt Agent 10
2.8 Transfer Restrictions and Legended Certificates 11

ARTICLE 3 TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS 12

3.1 Registration of Subscription Receipts 12
3.2 Transfer of Subscription Receipts 13
3.3 Exchange of Subscription Receipts 13

ARTICLE 4 EXERCISE OF SUBSCRIPTION RECEIPTS 14

4.1 Exercise of Subscription Receipts 14
4.2 Notice of Occurrence of Satisfaction of the Escrow Release Conditions 14
4.3 Common Share and Warrant Certificates 15
4.4 No Fractional Shares 16

ARTICLE 5 ADJUSTMENT OF EXCHANGE NUMBER 16

5.1 Definitions 16
5.2 Adjustment of Exchange Number 17
5.3 Exercise Number Adjustment Rules 20
5.4 Postponement of Adjustment 22
5.5 Notice of Certain Events 22
5.6 Protection of Subscription Receipt Agent 23

ARTICLE 6 RIGHTS AND COVENANTS 23

6.1 General Covenants of the Corporation 23
6.2 Subscription Receipt Agent's Remuneration and Expenses 24
6.3 Performance of Covenants by the Subscription Receipt Agent 25

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ARTICLE 7 ESCROWED PROCEEDS 25
7.1 Initial Escrowed Proceeds and Distribution Amounts 25
7.2 Placement of Escrow Amount 26
7.3 Release of Escrowed Proceeds to the Corporation Upon Receipt of Release Certificate 27
7.4 Release of Escrowed Proceeds on Default 27
7.5 Direction 27
7.6 Early Termination of any Investment of the Escrowed Proceeds 28
7.7 Method of Disbursement and Delivery 28
7.8 Acknowledgements 28
7.9 Miscellaneous 29
ARTICLE 8 ENFORCEMENT 30
8.1 Suits by Subscription Receiptholders 30
8.2 Limitation of Liability 30
ARTICLE 9 MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS 30
9.1 Right to Convene Meetings 30
9.2 Notice 31
9.3 Chairman 31
9.4 Quorum 31
9.5 Power to Adjourn 32
9.6 Show of Hands 32
9.7 Poll 32
9.8 Voting 32
9.9 Regulations 32
9.10 The Corporation, the Subscription Receipt Agent and BayFront may be Represented 33
9.11 Powers Exercisable by Extraordinary Resolution 33
9.12 Meaning of "Extraordinary Resolution" 34
9.13 Powers Cumulative 35
9.14 Minutes 35
9.15 Instruments in Writing 36
9.16 Binding Effect of Resolutions 36
ARTICLE 10 SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES 36
10.1 Provision for Supplemental Agreements for Certain Purposes 36
10.2 Successor Entities 38
ARTICLE 11 CONCERNING THE SUBSCRIPTION RECEIPT AGENT 38
11.1 Rights and Duties of Subscription Receipt Agent 38
11.2 Evidence, Experts and Advisers 40
11.3 Securities, Documents and Monies Held by Subscription Receipt Agent 41
11.4 Action by Subscription Receipt Agent to Protect Interests 41
11.5 Subscription Receipt Agent not Required to Give Security 41
11.6 Protection of Subscription Receipt Agent 42
11.7 Replacement of Subscription Receipt Agent 43

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11.8 Conflict of Interest ... 44
11.9 Appointment of Escrow Agent ... 45
11.10 Subscription Receipt Agent Not to be Appointed Receiver ... 45
11.11 Authorization to Carry on Business ... 45

ARTICLE 12 GENERAL ... 45

12.1 Notice to the Corporation and the Subscription Receipt Agent ... 45
12.2 Notice to the Subscription Receiptholders ... 47
12.3 Discretion of Directors ... 48
12.4 Satisfaction and Discharge of Agreement ... 48
12.5 Provisions of Agreement and Subscription Receipt Certificates for the Sole Benefit of Parties and Subscription Receiptholders ... 48
12.6 Agreement to Prevail ... 48
12.7 Assignment ... 49
12.8 Counterparts and Formal Date ... 49
12.9 Force Majeure ... 49
12.10 Currently Not Filing ... **Error! Bookmark not defined.**

SCHEDULE "A" FORM OF SUBSCRIPTION RECEIPT CERTIFICATE ... A-1

SCHEDULE "B" FORM OF RELEASE CERTIFICATE ... B-1

SCHEDULE "C" APPROVED BANKS ... C-1

50735493.5 - iii -

EXHIBIT 4.31

CROSSHAIR EXPLORATION & MINING CORP.

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BAYFRONT CAPITAL PARTNERS LTD.

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COMPUTERSHARE TRUST COMPANY OF CANADA

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of up to

40,000,000 Subscription Receipts

November 23, 2010

THIS SUBSCRIPTION RECEIPT AGREEMENT made as of November 23, 2010.

AMONG:	CROSSHAIR EXPLORATION & MINING CORP., a company incorporated under the laws of British Columbia;

(the “Corporation”)

AND:	BAYFRONT CAPITAL PARTNERS LTD.

(“BayFront”)

AND:	COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the laws of Canada;

(the “Subscription Receipt Agent”)

WHEREAS, pursuant to the terms and conditions of an agency agreement dated November 23, 2010 (the “Agency Agreement”) between BayFront and the Corporation, the Corporation proposes to issue and sell up to 40,000,000 Subscription Receipts (as hereinafter defined) of the Corporation, each Subscription Receipt representing the right to receive one-quarter of one non-flow-through unit (each whole unit a “Unit”), each Unit comprised of one post-Consolidation non-flow-through common share in the capital of the Corporation (each, a “Common Share”) and one common share purchase warrant of the Corporation (a “Warrant”) being exercisable for 24 months from the date the Closing Date at an exercise price of CDN$1.00;

AND WHEREAS the Corporation and BayFront have agreed that:

(a)
proceeds realized from the issuance of Subscription Receipts are to be delivered to and held by the Subscription Receipt Agent, as escrow agent, and invested on behalf of the holders of Subscription Receipts and the Corporation in the manner set forth herein;

(b)
if the satisfaction of the Escrow Release Conditions (as defined herein) occurs prior to the Release Deadline (as defined herein), each Subscription Receipt shall be automatically exercised and each holder of Subscription Receipts shall be entitled to receive, and shall receive, in the manner described herein, without additional consideration or further action, one-quarter of one Unit for each Subscription Receipt held, provided there is no adjustment to the Exchange Number (as defined herein); and

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(c)
if the satisfaction of the Escrow Release Conditions does not occur by the Release Deadline, each holder of Subscription Receipts shall be entitled to receive from the Corporation an amount equal to the Subscription Receiptholders’ Funds (as defined herein) plus a pro rata share of the Earnings (as defined herein), if any, less applicable withholding taxes, if any, in consideration for each Subscription Receipt held;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued as provided in this Agreement, legal, valid and binding obligations of the Corporation with the benefits and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are given by the Corporation and not by the Subscription Receipt Agent;

NOW THEREFORE, THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which is hereby mutually acknowledged,

IT IS HEREBY AGREED AND DECLARED AS FOLLOWS:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“Agency Agreement” means the agency agreement dated November 23, 2010 among the Corporation and BayFront;

“BayFront” means BayFront Capital Partners Ltd.;

“BayFront’s Expenses” means the out-of-pocket costs and expenses of BayFront incurred in connection with the offer and sale of Subscription Receipts, payable pursuant to the Agency Agreement;

“BayFront’s Fee” means the cash commission equal to 7% of the aggregate gross proceeds of the issue and sale of the Subscription Receipts payable to BayFront pursuant to the Agency Agreement;

“Business Day” means a day which is not a Saturday, Sunday, or statutory or civic holiday in the City of Vancouver, B.C. or Toronto, Ontario;

“Capital Reorganization” has the meaning ascribed thereto in subsection 5.2(4);

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“Closing” means the closing of the purchase and sale of the Subscription Receipts;

“Closing Date” means November 23, 2010 or such other date(s) as may be agreed to by the Corporation and BayFront;

“Common Shares” means the voting non-flow-through post-Consolidation common shares in the capital stock of the Corporation;

“Consolidation” means the consolidation of the Corporation’s Common Shares on the basis of one post-consolidation  Common Shares for every four pre-consolidation Common Shares;

“Convertible Securities” means securities of the Corporation (other than a Subscription Receipt) convertible into or exchangeable for or otherwise carrying the right to acquire Common Shares;

“Corporation” means Crosshair Exploration & Mining Corp., a corporation incorporated under the laws of British Columbia;

“Corporation’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Corporation from time to time;

“Counsel” means a barrister, solicitor or attorney (who may be an employee of the Corporation) or a firm of barristers and solicitors or attorneys (who may be counsel to the Corporation), in both cases acceptable to the Subscription Receipt Agent;

“Default” means the failure of the Corporation to satisfy the Escrow Release Conditions on or before the Release Deadline;

“Default Deadline” means 5:00 p.m. (Toronto time) on the third Business Day following the date the Subscription Receipt Agent receives the Default Notice;

“Default Notice” means the notice to be provided to the Subscription Receipt Agent and each Subscription Receiptholder by the Corporation forthwith following a Default pursuant to section 7.4;

“director” means a member of the board of directors of the Corporation for the time being, and unless otherwise specified herein, reference to “action by the board of directors” means action by the board of directors of the Corporation as a board or, whenever duly empowered, action by a committee of the board;

“Earnings” means any income (including interest or gains) earned from investing the Initial Escrowed Proceeds;

“Escrow Agent” means the role of the Subscription Receipt Agent to, inter alia, hold and disburse the Escrowed Proceeds on behalf of the Corporation and BayFront and Subscription Receiptholders pursuant to the terms and conditions of this Agreement;

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“Escrowed Proceeds” at any time means the aggregate of: (i) the Initial Escrowed Proceeds, and (ii) any Earnings derived directly from time to time from holding the Initial Escrowed Proceeds; less (iii) any Losses;

“Escrow Release Conditions” means the following conditions:

(i)the Corporation having obtained the approval of its shareholders in accordance with applicable corporate and securities laws, in respect of the issue of Units issuable upon conversion of the Subscription Receipts;

(ii)the Corporation having executed a definitive agreement, in a form that is satisfactory to BayFront, to acquire a 100% interest in the Juniper Ridge Property and having made all requisite payments pursuant to such agreement;

(iii)the Corporation having completed the Consolidation; and

(iv)the Corporation and BayFront, acting reasonably, having delivered the executed Release Certificate.

“Exchange Number” at any time means that number of Units that Subscription Receiptholders are entitled to receive for each Subscription Receipt held upon automatic exercise of the Subscription Receipts in accordance with the terms and conditions of this Agreement, as such number may be adjusted pursuant to Article 5 hereof, and such number, as at the date hereof, is equal to one-quarter of one Unit;

“Exercise Date” with respect to any Subscription Receipt means the date of the automatic exercise of the Subscription Receipts pursuant to section 4.1;

“extraordinary resolution” has the meaning ascribed thereto in sections 9.12 and 9.15;

“Initial Escrowed Proceeds” means the amount of up to $7,000,000 being the gross proceeds of the Offering;

“Losses” means any losses suffered from investing the Initial Escrowed Proceeds;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators;

“NI 45-102” means National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators;

“Offering” means the offering of the Subscription Receipts;

“Offered Securities” has the meaning ascribed thereto in subsection 5.2(2);

“person” means an individual, a corporation, a partnership, a syndicate, a trustee or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

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“Purchase Price” means CDN$0.175 per Subscription Receipt;

“Purchaser” means a purchaser of Subscription Receipts;

“Qualified Investments” means short-term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or any province or territory of Canada or a Canadian chartered bank, provided that such obligation is rated at least R1 (low) by Dominion Bond Rating Service Limited or an equivalent rating from another “approved rating organization”, as defined in NI 44-101;

“Qualifying Provinces” means the provinces of Canada in which the Subscription Receipts have been distributed;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Release Certificate” means the certificate executed by the Corporation and signed by BayFront, in substantially the form attached as Schedule “B” hereto and addressed to the Subscription Receipt Agent confirming that the satisfaction of the Escrow Release Conditions has occurred prior to the Release Deadline;

“Release Deadline” means 5:00 p.m. (Toronto time) on January 14, 2011;

“Release Event” means the satisfaction of each of the Escrow Release Conditions prior to the Release Deadline;

“Rights Offering” has the meaning ascribed thereto in subsection 5.2(2);

“Securities Commissions” means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

“Securities Laws” means, collectively, the applicable securities laws in each of the Qualifying Provinces, the securities laws of the United States and the states thereof, and the respective regulations, rules, rulings and orders and the applicable policy statements issued by the Securities Commissions and the United States Securities and Exchange Commission and all other applicable regulatory authorities, including the rules of the Toronto Stock Exchange;

“Securities Reorganization” has the meaning ascribed thereto in subsection 5.2(1);

“Share Price” means CDN$0.175 per Common Share;

“shareholder” means an owner of record of one or more Common Shares;

“Special Distribution” has the meaning ascribed thereto in subsection 5.2(3);

“Subscription Receipt Agent” means Computershare Trust Company of Canada, a trust company existing under the laws of Canada, or any lawful successor thereto including through the operation of sections 11.7 and 11.8;

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“Subscription Receipt Certificates” means the certificates representing the Subscription Receipts substantially in the form attached as Schedule “A” hereto, or such other form as may be approved under section 2.1, evidencing Subscription Receipts, with such appropriate insertions, deletions, substitutions and variations as may be required or permitted by the terms of this Agreement or as may be required to comply with any law or the rules of any securities exchange or as may be not inconsistent with the terms of this Agreement and as the Corporation may deem necessary or desirable;

“Subscription Receiptholder’s Funds” means at any time the aggregate of the Purchase Price multiplied by the number of Subscription Receipts held by the Subscription Receiptholder;

“Subscription Receiptholders’ Request” means an instrument, signed in one or more counterparts by Subscription Receiptholders representing, in the aggregate, not less than 20% of the aggregate number of all Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

“Subscription Receiptholders” means the holders of Subscription Receipts for the time being entered in the register maintained by the Subscription Receipt Agent;

“Subscription Receipts” means the Subscription Receipts authorized to be created by the Corporation under section 2.1 and issued and certified under this Agreement, entitling the holders thereof to acquire one quarter of one Unit subject to the terms and conditions of this Agreement and evidenced by Subscription Receipt Certificates;

“this Subscription Receipt Agreement”, “this Agreement”, “herein”, “hereby” and similar expressions mean or refer to this Subscription Receipt Agreement, including all Schedules hereto and any agreement, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “section” or “subsection” followed by a number or letter mean and refer to the specified Article, section or subsection of this Agreement;

“TSX” means the Toronto Stock Exchange;

“U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Unit” means one-quarter (1/4) of one non-flow-through Common Share and one Warrant;

“United States” means the United States as that term is defined in Regulation S;

“Warrant” means one common share purchase warrant exercisable for Common Shares;

“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants; and

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“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” and any other document required to be signed by the Corporation, means, respectively, a written order, request, consent, certificate or other document signed in the name of the Corporation by any officer or director of the Corporation and may consist of one or more instruments so executed.

1.2	Words Importing the Singular

Words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

1.3	Interpretation not Affected by Headings

The division of this Agreement into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then the action shall be required to be taken on or before the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence in all respects in this Agreement and the Subscription Receipt Certificates.

1.6	Governing Law

This Agreement and the Subscription Receipt Certificates shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.  Any and all disputes arising under this Agreement whether as to interpretation, performance or otherwise, shall be subject to the non-exclusive jurisdiction of the courts of the Province of British Columbia and each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of such jurisdiction.

1.7	Meaning of “outstanding” for Certain Purposes

Every Subscription Receipt Certificate countersigned and delivered by the Subscription Receipt Agent hereunder shall be deemed to be outstanding until the earlier of the Exercise Date or the Release Deadline, provided however that:

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(a)            where a Subscription Receipt Certificate has been issued in substitution for a Subscription Receipt Certificate that has been lost, stolen or destroyed, only the Subscription Receipt Certificate so issued in substitution shall be counted for the purpose of determining the Subscription Receipts outstanding; and

(b)
for the purpose of any provision of this Agreement entitling holders of outstanding Subscription Receipts to vote, sign consents, requests or other instruments or take any other action under this Agreement, Subscription Receipts owned legally or equitably by the Corporation or any subsidiary of the Corporation shall be disregarded, except that:

(i)
for the purpose of determining whether the Subscription Receipt Agent shall be protected in relying on any vote, consent, request or other instrument or other action, only the Subscription Receipts of which the Subscription Receipt Agent has notice that they are so owned shall be disregarded; and

(ii)
Subscription Receipts so owned that have been pledged in good faith other than to the Corporation or any subsidiary of the Corporation shall not be so disregarded if the pledgee establishes to the satisfaction of the Subscription Receipt Agent, by providing the Subscription Receipt Agent with a legal opinion of Counsel, the pledgee’s right to vote the Subscription Receipts in the pledgee’s discretion free from the control of the Corporation or any subsidiary of the Corporation pursuant to the terms of the pledge.

1.8	Currency

Unless otherwise stated, all dollar amounts referred to in this Agreement are in Canadian dollars and all payments required to be made hereunder shall be made in Canadian dollars.

ARTICLE 2

ISSUE OF SUBSCRIPTION RECEIPTS

2.1	Issue of Subscription Receipts

The creation by the Corporation of a total of up to 40,000,000 Subscription Receipts to acquire an aggregate of 10,000,000 Units and the issuance of such Units at the Purchase Price is hereby authorized. Subscription Receipt Certificates evidencing Subscription Receipts shall be executed by the Corporation and, upon the written order of the Corporation, shall be manually certified by or on behalf of the Subscription Receipt Agent and delivered by the Subscription Receipt Agent to the Corporation in accordance

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with such written order of the Corporation, without any further act or formality on the part of the Corporation and without the Subscription Receipt Agent receiving any consideration therefor.

The Subscription Receipts shall be issued in definitive form represented by Subscription Receipt Certificates and shall be substantially in the form set out in Schedule “A” hereto. The Subscription Receipt Certificates shall be dated as of the date hereof (regardless of the actual date of their issue) with such appropriate additions and variations as shall be required and shall bear such distinguishing letters and numbers as the Corporation and Subscription Receipt Agent may approve from time to time and will be issuable in whole number denomination.

2.2	Terms of Subscription Receipts

(1)
Subject to the provisions of Articles 4 and 5, each of the Subscription Receipts issued under section 2.1 shall entitle the holder thereof to receive from the Corporation, without payment of additional consideration, that number of Units that is equal to the Exchange Number in effect at the Exercise Date.

(2)	Fractional Subscription Receipts shall not be issued or otherwise provided for.

2.3	Issue in Substitution for Lost Subscription Receipts

(1)
In case any Subscription Receipt Certificate issued and certified pursuant to this Agreement shall become mutilated or be lost, destroyed or stolen, the Corporation, subject to applicable law and to subsection 2.3(2), shall issue and thereupon the Subscription Receipt Agent shall certify and deliver a new Subscription Receipt Certificate of like date and tenor as the one mutilated, lost, destroyed or stolen upon surrender of, in place of and upon cancellation of the mutilated Subscription Receipt Certificate or in lieu of and in substitution for the lost, destroyed or stolen Subscription Receipt Certificate and the substituted Subscription Receipt Certificate shall be in a form approved by the Subscription Receipt Agent and the Subscription Receipts evidenced by it will entitle the holder to the benefit hereof and will rank equally in accordance with its terms with all other Subscription Receipts issued or to be issued hereunder.

(2)
The applicant for the issue of a new Subscription Receipt Certificate pursuant to this section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion and the applicant may also be required to furnish an indemnity and surety bond in an amount and form

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satisfactory to the Corporation and the Subscription Receipt Agent in their discretion and shall pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

2.4	Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt evidenced by a Subscription Receipt Certificate or otherwise shall be construed as conferring upon a Subscription Receiptholder any right or interest whatsoever as a shareholder, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Corporation.

2.5	Subscription Receipts to Rank Pari Passu

A Subscription Receipt shall rank pari passu with all other Subscription Receipts, whatever may be the actual date of issue of the Subscription Receipt Certificates that evidence them.

2.6	Signing of Subscription Receipts

The Subscription Receipt Certificates shall be signed by any one (1) director or officer of the Corporation. The signature of any such director or officer may be mechanically reproduced in facsimile, engraved, printed or lithographed and Subscription Receipt Certificates bearing those facsimile signatures shall be binding upon the Corporation as if they had been manually signed by the director or officer. Notwithstanding that the person whose manual or facsimile signature appears on any Subscription Receipt Certificate as a director or officer may no longer hold office at the date of the Subscription Receipt Certificate or at the date of certification or delivery thereof, any Subscription Receipt Certificate signed as aforesaid shall, subject to section 2.7, be valid and binding upon the Corporation and the registered holder thereof will be entitled to the benefits of this Agreement.

2.7	Certification by the Subscription Receipt Agent

(1)
No Subscription Receipt Certificate shall be issued or, if issued, shall be valid or entitle the holder to the benefit hereof until it has been certified by manual signature by the Subscription Receipt Agent in accordance with a written order of the Corporation. Subscription Receipt Certificates shall be substantially in the form attached hereto as Schedule “A” or in such other form as may be approved by the Corporation and the Subscription Receipt Agent. The certification by the Subscription Receipt Agent upon any Subscription Receipt Certificate shall be conclusive evidence as against the Corporation that the Subscription Receipt Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefit hereof.

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(2)
The certification of the Subscription Receipt Agent on Subscription Receipt Certificates issued hereunder shall not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or of the Subscription Receipt Certificates (except the due certification thereof) and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of the Subscription Receipts or any of them or of the consideration therefor, except as otherwise specified herein.

2.8	Transfer Restrictions and Legended Certificates

(1)
For purposes of complying with the applicable Securities Laws, including NI 45-102, any certificates representing the Subscription Receipts shall bear the following legend, in addition, to any other legend required by applicable Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 24, 2011.

(2)
The Subscription Receipt Agent understands and acknowledges that the Subscription Receipts, Common Shares, Warrants and Warrant Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws, and that such securities may be offered, sold, pledged or otherwise transferred only pursuant to an exemption or exclusion from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Subscription Receipt Agent understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, each Subscription Receipt Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States (“U.S. Purchasers”), and all certificates representing Common Shares, Warrants and Warrant Shares issued upon exercise of all Subscription Receipts shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CROSSHAIR EXPLORATION & MINING CORP. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE

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SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER PURSUANT TO RULE 904 OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE COMPANY AND, IF SO REQUIRED BY COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

[if a Warrant: THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE THEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.  THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE.   “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

ARTICLE 3

TRANSFER AND OWNERSHIP OF SUBSCRIPTION RECEIPTS

3.1	Registration of Subscription Receipts

(1)
The Corporation hereby appoints the Subscription Receipt Agent as registrar of the Subscription Receipts. The Corporation may hereafter, with the consent of the Subscription Receipt Agent, appoint one or more other additional registrars of the Subscription Receipts.

(2)
The Corporation shall cause a register to be kept by the Subscription Receipt Agent and the Subscription Receipt Agent agrees to maintain such a register at its principal stock transfer offices in the city of Vancouver, B.C. in which shall be entered the names and addresses of the holders of Subscription Receipts and other particulars of the Subscription Receipts held by it and the Subscription Receipt Agent shall be entitled to rely on such register in connection with the automatic exercise of any Subscription Receipt or Subscription Receipts pursuant to the terms of this Agreement.

(3)
The register referred to in this section shall at all reasonable times be open for inspection by the Corporation, by the Subscription Receipt Agent and by any Subscription Receiptholder upon receipt by the Subscription Receipt Agent of a written request to permit such an inspection during normal business hours.

(4)
The Subscription Receipt Agent shall, when requested so to do in writing by the Corporation, furnish the Corporation with a list of names and addresses of the Subscription Receiptholders showing the number of Subscription Receipts held by each Subscription Receiptholder and the date and particulars of issue of each Subscription Receipt.

3.2	Transfer of Subscription Receipts

The Subscription Receipts are not transferable without the prior written consent of the Corporation.

3.3	Exchange of Subscription Receipts

(1)
One or more Subscription Receipt Certificate(s) may, upon compliance with the requirements of the Subscription Receipt Agent, acting reasonably, be exchanged for one or more Subscription Receipt Certificates of different denomination(s) evidencing in the aggregate an equal number of Subscription Receipts as the number of Subscription Receipts represented by the Subscription Receipt Certificates being exchanged.

(2)
Subscription Receipt Certificates may be exchanged only at the principal transfer office of the Subscription Receipt Agent in the city of Vancouver, B.C. or Toronto, Ontario or at any other place that is designated by the Corporation in writing with the approval of the Subscription Receipt Agent.  Any Subscription Receipt Certificates tendered for exchange shall be surrendered to the Subscription Receipt Agent or to its agent and cancelled. The Corporation shall sign all Subscription Receipt Certificates necessary to carry out exchanges as aforesaid and those Subscription Receipt Certificates shall be certified by or on behalf of the Subscription Receipt Agent.

(3)
Subscription Receipt Certificates issued in exchange for Subscription Receipt Certificates in accordance with this section shall bear the legends set forth in subsection 2.8(1) and, if applicable, 2.8(2).

ARTICLE 4

EXERCISE OF SUBSCRIPTION RECEIPTS

4.1	Exercise of Subscription Receipts

(1)	Subscription Receipts are not exercisable by the Subscription Receiptholder and shall only be exercised in accordance with this Article 4.

(2)
In the event that the Corporation satisfies the Escrow Release Conditions prior to the Release Deadline and the Corporation delivers the Release Certificate as described in section 4.2 below to the Subscription Receipt Agent, the Subscription Receipts shall be automatically exercised on the Exercise Date for no additional consideration and without further action on the part of the Subscription Receiptholders. The Corporation shall promptly thereafter cause its registers in respect of the Common Shares and Warrants to reflect the ownership of former Subscription Receiptholders and cause the Common Share and Warrant Certificate to be delivered to the Receiptsholders within three Business Days of the delivery of the Release Certificate.

(3)
The Corporation hereby irrevocably authorizes and directs the Subscription Receipt Agent to take all required action to effect the automatic exercise of the Subscription Receipts pursuant to subsection 4.1(2) hereof.

(4)
If the satisfaction of the Escrow Release Conditions does not occur prior to the Release Deadline, the Subscription Receiptholder’s Funds plus a pro rata share of any Earnings, if any, less applicable withholding taxes if any, shall forthwith be returned to the Subscription Receiptholder and the Subscription Receipts shall be deemed cancelled

4.2	Notice of Occurrence of Satisfaction of the Escrow Release Conditions

Upon the occurrence of the satisfaction of the Escrow Release Conditions, the Corporation shall forthwith deliver to the Subscription Receipt Agent by facsimile, electronic copy or courier to the address of the Subscription Receipt Agent set out in Article 12, the Release Certificate substantially in the form attached hereto as Schedule “B”, provided that the Subscription Receipt Agent shall not act upon the Release Certificate unless signed by the Corporation and BayFront.

4.3	Common Share and Warrant Certificates

(1)
Upon the automatic exercise of the Subscription Receipts in accordance with subsection 4.1(2) hereof, the Common Shares and Warrants issuable in respect thereof will be deemed to have been issued by the Corporation, and the person or persons to whom such Common Shares and Warrants are to be issued will be deemed to have become the holder or holders of record thereof on the Exercise Date, unless the registers for the Common Shares and Warrants are closed on that date, in which case such Common Shares and Warrants will be deemed to have been issued and such person or persons will be deemed to have become the holder or holders of record thereof on the date on which such registers are reopened, but such Common Shares and Warrants will be issued on the basis of the number of Common Shares and Warrants to which such person or persons were entitled on the Exercise Date.

(2)
Securities will be issued in respect of the Common Shares and Warrants issuable upon the automatic exercise of the Subscription Receipts and such names shall be entered on the registers maintained by the Corporation.  Immediately upon receipt by the Subscription Receipt Agent of the Release Certificate, the  holders will be deemed to be holders of the underlying securities and the Subscription Receipt Agent will, within three Business Days, mail or deliver to the person or persons in whose name or names the Common Shares and Warrants are issued, at the respective addresses thereof, certificates representing the Common Shares and Warrants so issued.

(3)
If, in the opinion of Counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator, regulatory agency or governmental authority in Canada or any other step is required under any federal or provincial law of Canada before the Common Shares and Warrants issuable upon exercise of the Subscription Receipts may be issued or delivered to a Subscription Receiptholder, the Corporation covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances. Notwithstanding the foregoing and any other provision of this Agreement, nothing herein shall be construed to require the Corporation to file a registration statement under the U.S. Securities Act or any state filings to register any of the Subscription Receipts, Units, Common Shares or Warrants.

(4)
The Corporation will give written notice of the issue of the Common Shares and Warrants issuable upon exercise of the Subscription Receipts in such detail as may be required, to each securities regulatory agency or government authority in Canada in each jurisdiction in which there is legislation requiring the giving of any such notice.

(5)	The Common Shares deemed to be issued upon exercise of the Subscription Receipts, shall be deemed to bear the following legend, in addition, to any other legend required by applicable Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 24, 2011.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE; AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX.”

The Warrants deemed to be issued upon exercise of the Subscription Receipts, shall be deemed to bear the following legend, in addition, to any other legend required by applicable Securities Laws:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 24, 2011.”

4.4	No Fractional Shares

Under no circumstances shall the Corporation be obliged to issue any fractional Common Shares or fractional Warrants or make any payment of cash or other consideration in lieu thereof upon the exercise of one or more Subscription Receipts. To the extent that the holder of one or more Subscription Receipts would otherwise have been entitled to receive on the automatic exercise thereof a fraction of a Common Share or a fraction of a Warrant, such fraction shall be rounded down to the nearest whole number.

ARTICLE 5

ADJUSTMENT OF EXCHANGE NUMBER

5.1	Definitions

In this Article, the terms “record date” and “effective date” where used herein shall mean the close of business on the relevant date.

5.2	Adjustment of Exchange Number

The Exchange Number (or the number and kind of securities to be received upon exercise in the case of subsections 5.2(4) and (5) below) shall be subject to adjustment from time to time in the events and in the manner provided in section 5.3 and as follows:

(1)	If prior to the Exercise Date the Corporation shall:

(a)	issue to all or substantially all the holders of the Common Shares, by way of a stock distribution, stock dividend or otherwise, Common Shares or Convertible Securities; or

(b)	subdivide its outstanding Common Shares into a greater number of Common Shares; or

(c)	combine or consolidate its outstanding Common Shares into a smaller number of Common Shares,

(any of these events being herein called a “Securities Reorganization”),

the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for the purposes of the Securities Reorganization to a number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(i)	the numerator of which shall be the number of Common Shares outstanding after giving effect to the Securities Reorganization; and

(ii)	the denominator of which shall be the number of Common Shares outstanding on the record date before giving effect to the Securities Reorganization.

For the purposes of determining the number of Common Shares outstanding at any particular time for the purpose of this subsection 5.2(1), there shall be included that number of Common Shares which would have resulted from the conversion at that time of all outstanding Convertible Securities.

(2)
If prior to the Exercise Date the Corporation shall issue rights, options or warrants to all or substantially all the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Share Price at the record date for such distribution (any such issuance being herein called a “Rights Offering” and Common Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the “Offered Securities”), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Rights Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a)
the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date plus (ii) the number of Offered Securities offered pursuant to the Rights Offering or the maximum number of Offered Securities into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be; and

(b)	the denominator of which shall be the sum of:

(i)	the number of Common Shares outstanding on the record date for the Rights Offering; and

(ii)
the number arrived at when (A) either the product of (1) the number of Offered Securities so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Securities for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Share Price of the Common Shares on the record date.

Any Offered Securities owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation. If all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Securities (or Convertible Securities into Offered Securities) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after that record date.

(3)           If prior to the Exercise Date the Corporation shall issue or distribute to all or substantially all the holders of Common Shares (i) securities of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants to acquire Common Shares exercisable within a period of 45 days after the record date for such issue or distribution at a price, or at a conversion price, less than 100% of the Share Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash distributions that Subscription Receiptholders receive under section 7.4) and that issuance or distribution does not constitute a Securities Reorganization or a Rights Offering (any of those events being herein called a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction:

(a)	the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date and (ii) the Share Price thereof on that date; and

(b)	the denominator of which shall be:

(i)	the product of (A) the sum of the number of Common Shares outstanding on the record date and (B) the Share Price thereof on that date;

less,

(ii)
the aggregate fair market value, as determined by the directors, but subject to TSX approval, whose determination shall, absent manifest error, be conclusive, of the securities, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that the distribution of securities, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the securities, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or Convertible Securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date.

(4)
If prior to the Exercise Date there is a reorganization of the Corporation not otherwise provided for in subsections 5.2(1) or 5.3(8) or a consolidation or merger or amalgamation of the Corporation with or into another entity including a transaction whereby all or substantially all of the Corporation’s undertaking and assets become the property of any other entity (any such event being herein called a “Capital Reorganization”) each holder of a Subscription Receipt shall be entitled to receive and shall accept, upon the exercise of the Subscription Receipts at any time after the effective date of the Capital Reorganization, in lieu of the number of Common Shares and Warrants (and any other securities or properties to which holders are entitled upon exercise of the Subscription Receipts) to which he or she was theretofore entitled upon exercise of the Subscription Receipt, the aggregate number of Common Shares and Warrants or other securities or property of the Corporation, or the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization that the holder would have been entitled to receive as a result of the Capital Reorganization if, on the effective date thereof, he or she had been the holder of the number of Common Shares and Warrants (and any other securities to which holders are entitled upon exercise of the Subscription Receipts) to which immediately before the transaction he or she was entitled upon exercise of the Subscription Receipts. No Capital Reorganization shall be carried into effect unless all necessary steps shall have been taken so that the holders of Subscription Receipts shall thereafter be entitled to receive the number of Common Shares and Warrants or other securities or property of the Corporation or of the continuing, successor or purchasing person, as the case may be, under the Capital Reorganization, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

(5)
If the Corporation shall reclassify or otherwise change the outstanding Common Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Subscription Receipts exercised thereafter shall be entitled to receive Common Shares and Warrants as they would have received had the Subscription Receipts been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this section and in section 5.3.

5.3	Exercise Number Adjustment Rules

The following rules and procedures shall be applicable to adjustments provided for in section 5.2:

(1)
The adjustments and readjustments provided for in this Article 5 are cumulative and, subject to subsection 5.3, shall apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and any other events that require adjustment of the Exchange Number or the number or kind of Common Shares or Warrants or securities that can be acquired hereunder.

(2)
No adjustment in the Exchange Number shall be required unless the adjustment would result in a change of at least 1/2 of 1% in the Exchange Number then in effect, provided, however, that any adjustments that, except for the provisions of this subsection would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(3)
No adjustment in the Exchange Number shall be made in respect of any event described in paragraph 5.2(1)(a) or subsections 5.2(2) or (3) if the holders of the Subscription Receipts are entitled to participate in the event on the same terms, mutatis mutandis, as if their Subscription Receipts had been exercised immediately prior to the effective date or record date of the event.

(4)	No adjustment in the Exchange Number shall be made pursuant to section 5.2 in respect of the issue of Common Shares and Warrants pursuant to:

(a)	this Agreement;

(b)	the Consolidation; or

(c)
the issuance of Common Shares pursuant to the long term incentive plan of the Corporation or pursuant to the exercise of rights under currently outstanding contracts or agreements to acquire Common Shares, and any such issue shall be deemed not to be a Securities Reorganization, Rights Offering or Special Distribution.

(5)
If a dispute shall at any time arise with respect to adjustments of the Exchange Number, the dispute shall be conclusively determined by the Corporation’s Auditors or, if they are unable or unwilling to act, by such firm of independent chartered accountants as may be selected by the directors and any such determination shall, absent manifest error, be binding upon the Corporation, the Subscription Receipt Agent and all Subscription Receiptholders.

(6)
If the Corporation shall set a record date to determine the holders of Common Shares for the purpose of entitling them to receive any distribution or any subscription or purchase rights in accordance with section 5.2 and shall, thereafter, legally abandon its plans to pay or deliver the distribution or subscription or purchase rights, then no adjustment in the Exchange Number shall be required by reason of the setting of the record date.

(7)
If and whenever at any time prior to the Exercise Date, the Corporation shall take any action affecting or relating to the Common Shares, other than any action described in this section, which in the opinion of the directors of the Corporation would prejudicially affect the rights of any holders of Subscription Receipts, the Exchange Number will be adjusted by the directors of the Corporation in such manner, if any, and at such time, as the directors of the Corporation, may in their sole discretion, subject to the approval of any stock exchange on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

(8)
As a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Subscription Receipts, the Corporation will use its best efforts to take any action which, in the opinion of Counsel to the Corporation, may be necessary in order that the Corporation, or any successor to the Corporation or successor to the undertaking or assets of the Corporation will be obligated to and may validly and legally issue all the Common Shares and Warrants which the holders of the Subscription Receipts would be entitled to receive thereafter and to exercise such Subscription Receipts in accordance with the provisions hereof.

5.4	Postponement of Adjustment

In any case where the application of section 5.2 results in an increase of the Exchange Number taking effect immediately after the record date for or occurrence of a specific event, if any Subscription Receipts are exercised after that record date or occurrence and prior to completion of the event or of the period for which a calculation is required to be made, the Corporation may postpone the issuance to the holder of the Subscription Receipts of the Common Shares and Warrants or other securities or property to which the holder is entitled by reason of the increase of the Exchange Number but the Common Shares and Warrants or other securities or property shall be so issued and delivered to that holder upon completion of that event or period, with the number of those Common Shares and Warrants calculated on the basis of the Exchange Number on the Exercise Date adjusted for completion of that event or period, and the Corporation shall forthwith after the Exercise Date deliver to the person or persons in whose name or names the Common Shares and Warrants or other securities or property are to be issued appropriate instruments evidencing the person’s or persons’ right to receive the Common Shares and Warrants or other securities or property.

5.5	Notice of Certain Events

(1)
Promptly upon the occurrence of the earlier of the effective date of or the record date for any event referred to in sections 5.2 or 5.3 that requires an adjustment in the Exchange Number, the Corporation shall:

(a)
file with the Subscription Receipt Agent a certificate of the Corporation specifying the particulars of the event and, if determinable, the adjustment and computation of the adjustment, and the Subscription Receipt Agent may act and rely absolutely on the certificate of the Corporation; and

(b)	give notice to the Subscription Receiptholders of the particulars of the event and, if determinable, the adjustment.

(2)	If notice has been given under subsection 5.5(1) and the adjustment is not then determinable, the Corporation shall promptly, after the adjustment is determinable:

(a)	file with the Subscription Receipt Agent a computation of the adjustment; and

(b)	give notice to the Subscription Receiptholders of the adjustment.

5.6	Protection of Subscription Receipt Agent

The Subscription Receipt Agent:

(a)
shall not at any time be under any duty or responsibility to any Subscription Receiptholder to determine whether any facts exist which may require any adjustment to be made, or with respect to the method employed in making the same;

(b)
shall not be accountable with respect to the validity or value (or kind or amount) of any Common Share or Warrants, or other securities or property which may at any time be issued or delivered upon the automatic exercise of the rights attaching to any Subscription Receipt;

(c)
shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the agents or servants of the Corporation; and

(d)	shall be entitled to act and rely on any adjustment calculation of the directors or the Corporation’s Auditors.

ARTICLE 6

RIGHTS AND COVENANTS

6.1	General Covenants of the Corporation

The Corporation covenants with the Subscription Receipt Agent for the benefit of the Subscription Receipt Agent and the Subscription Receiptholders that so long as any Subscription Receipts remain outstanding and may be exercised for Common Shares and Warrants:

(1)
The Corporation will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, will keep or cause to be kept proper books of account in accordance with applicable law.

(2)
The Corporation will ensure that a sufficient number of Common Shares and Warrants are created, allotted and reserved for issuance upon the automatic exercise of Subscription Receipts issued by the Corporation and that a sufficient number of Common Shares are reserved for issuance upon the exercise of the Warrants.

(3)
It is duly authorized to create and issue the Subscription Receipts and the Subscription Receipts, when issued and countersigned as herein provided, will be valid and enforceable obligations of the Corporation.

(4)
The Corporation will cause the Common Shares and Warrants issuable pursuant to the automatic exercise of the Subscription Receipts issued by the Corporation hereunder, in the manner herein provided, to be duly issued in accordance with the Subscription Receipts and the terms hereof.

(5)	The Common Shares issuable pursuant to the automatic exercise of the Subscription Receipts shall be issued as fully paid and non-assessable voting shares in the capital stock of the Corporation.

(6)
The Warrant Shares issuable pursuant to the exercise of the Warrants underlying the Subscription Receipts shall be issued as fully paid and non-assessable voting shares in the capital stock of the Corporation.

(7)
If in the opinion of Counsel, any instrument is required to be filed with, or any permission is required to be obtained from any governmental authority in the United States or Canada or any other step is required under any federal or provincial law of Canada or federal or state law of the United States before any Common Shares may properly and legally be issued upon due exercise of the Subscription Receipts, the Corporation shall promptly take such required action.

(8)	Generally, the Corporation will well and truly perform and carry out all the acts and things to be done by it as provided in this Agreement.

(9)	The Corporation will notify the Subscription Receipt Agent and BayFront of any default under this Agreement.

6.2	Subscription Receipt Agent’s Remuneration and Expenses

The Corporation covenants that it will pay to the Subscription Receipt Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Subscription Receipt Agent upon its request for all reasonable expenses and disbursements of the Subscription Receipt Agent incurred in connection with the performance of its duties as the Escrow Agent, pursuant to such appointment in Section 11.9, and the Subscription Receipt Agent (including the reasonable compensation and the disbursements of counsel and all other advisers, experts, accountants and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder shall be finally and fully performed, except any such expense or disbursement in connection with or related to or required to be made as a result of the gross negligence, fraud or wilful misconduct of the Subscription Receipt Agent. The Subscription Receipt Agent shall have no obligation to take any action under this Subscription Receipt Agreement so long as any payment remains due to the Subscription Receipt Agent for any reasonable fees, expenses and disbursements. Any amount owing under this Section 6.2 and unpaid 30 days after request for such payment will bear interest from the expiration of such 30 days at a rate per annum equal to the then current rate charged by the Subscription Receipt Agent, payable on demand.

6.3	Performance of Covenants by the Subscription Receipt Agent

Subject to section 11.6, if the Corporation shall fail to perform any of its covenants contained in this Agreement, and the Subscription Receipt Agent is aware of such failure, the Subscription Receipt Agent may notify the Subscription Receiptholders of the failure on the part of the Corporation or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Subscription Receiptholders. All reasonable sums expended or advanced by the Subscription Receipt Agent in so doing shall be repayable as provided in section 6.2.  No such performance, expenditure or advance by the Subscription Receipt Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE 7

ESCROWED PROCEEDS

7.1	Initial Escrowed Proceeds and Distribution Amounts

At Closing, Cassels Brock & Blackwell LLP, counsel to the Agent, will deposit directly or indirectly with the Subscription Receipt Agent, either prior to delivery of the Subscription Receipt Certificates, or in connection with Subscription Receipt Certificates that are “delivery against payment”, following delivery of such delivery of such Subscription Receipt Certificate, the Initial Escrowed Proceeds, by way of one or more certified cheques, bank drafts or by electronic wire transfer, and the Subscription Receipt Agent shall accept and hold the Initial Escrowed Proceeds in escrow for and on behalf of the persons who have an interest therein pursuant hereto, shall disburse and deal with the Escrowed Proceeds in the manner contemplated by this Article and at all times shall keep the Escrowed Proceeds in a segregated account, all on the terms and subject to the conditions hereof.

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7.2	Placement of Escrow Amount

(1)
Until released in accordance with this Agreement, the Escrowed Proceeds shall be kept segregated in the records of the Subscription Receipt Agent and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Subscription Receipt Agent in the name of the Subscription Receipt Agent at one or more banks listed in Schedule “C” to this Agreement (each such bank, an “Approved Bank”). The Subscription Receipt Agent shall pay to the Corporation interest at an annual rate which is equal to two (2) percent less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. The Subscription Receipt Agent shall be entitled to retain for its own benefit, as partial compensation for its services hereunder, any amount of the interest earned on the Escrowed Proceeds that is not payable to the Corporation pursuant to this section.

(2)
All amounts held by the Subscription Receipt Agent pursuant to this Agreement shall be held by the Subscription Receipt Agent for the Corporation and the delivery of the Escrowed Proceeds to the Subscription Receipt Agent shall not give rise to a debtor-creditor or other similar relationship between the Subscription Receipt Agent and the Corporation. The amounts  held by the Subscription Receipt Agent pursuant to this Agreement are at the sole risk of the Corporation and, without limiting the generality of the foregoing,  the Subscription Receipt Agent shall have no responsibility or liability for any diminution of the Escrowed Proceeds which may result from any deposit made with an Approved Bank pursuant to this Section 7.2, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit  liquidated or sold prior to maturity. The Corporation acknowledges and agrees that the Subscription Receipt Agent acts prudently in depositing the Escrowed Proceeds at any Approved Bank, and that the Subscription Receipt Agent is not required to make any further inquiries in respect of any such bank.

(3)
At any time and from time to time, the Corporation shall be entitled to direct the Subscription Receipt Agent by written notice (a) not to deposit any new amounts in any Approved Bank specified in the notice and/or (b) to withdraw all or any of the Escrowed Proceeds that may then be deposited with any Approved Bank specified in the notice.  With respect to any withdrawal notice, the Subscription Receipt Agent will endeavour to withdraw such amount specified in the notice as soon as reasonably practicable and the Corporation acknowledges and agrees that such specified amount remains at the sole risk of the Corporation prior to and after such withdrawal.

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7.3	Release of Escrowed Proceeds to the Corporation Upon Receipt of Release Certificate

Upon receipt of the Release Certificate on or before the Release Deadline, the Subscription Receipt Agent shall forthwith liquidate the Escrowed Proceeds in accordance with this Article 7 and deliver within two business days in accordance with the Release Certificate: (i) an amount representing BayFront’s Fee and BayFront’s Expenses, plus any interest accrued and actually earned thereon, to BayFront; and (ii) an amount representing the balance of the Escrowed Proceeds, to the Corporation (or as directed by the Corporation), in each case, in accordance with the Release Certificate.

7.4	Release of Escrowed Proceeds on Default

In the event that the satisfaction of the Escrow Release Conditions does not occur on or before the Release Deadline, the Corporation shall forthwith deliver a Default Notice to each of the Subscription Receiptholders and the Subscription Receipt Agent and the Subscription Receipt Agent shall return, within three (3) Business Days, to each such holder the Subscription Receiptholder’s Funds plus a pro rata share of the Earnings, if any, less applicable withholding taxes, if any.  Each Subscription Receiptholder’s Funds shall be paid to such holder prior to the Default Deadline. To the extent that the amounts distributed to holders of Subscription Receipts in accordance with this Agreement are insufficient to refund to the holders of Subscription Receipts an amount equal to the aggregate Purchase Price per Subscription Receipt, the Corporation shall contribute such amount as is necessary to satisfy the shortfall and such funds shall be delivered to the holders of Subscription Receipts on a pro rata basis (such that each holder of Subscription Receipts will receive an amount equal to the Purchase Price for each Subscription Receipt) and such payment will be made by the Corporation by certified cheque, bank draft, money order or confirmed wire transfer to the Subscription Receipt Agent one (1) Business Day after delivery of the Default Notice.  Payment made in accordance with this section 7.4 on Default shall be made in accordance with section 7.7 hereof and the Subscription Receipt Agent shall mail such payment to such Subscription Receiptholders at their address last appearing on the register of the Subscription Receipts maintained by the Subscription Receipt Agent. All Subscription Receipt Certificates representing Subscription Receipts in respect of which the Subscription Receiptholder’s Funds have been paid to the Subscription Receiptholders shall be deemed to have been cancelled on the Default Deadline and the Subscription Receipt Agent shall record the deemed cancellation of such Subscription Receipt Certificates on the register of the Subscription Receipts. All Subscription Receipts represented by Subscription Receipt Certificates which have been deemed to have been cancelled pursuant to this section 7.4 shall be without further force and effect whatsoever.

       Direction

In order to permit the Subscription Receipt Agent to carry out its obligations under this Article 7, the Corporation hereby specifically authorizes and directs the Subscription Receipt Agent to make any stipulated payment or to take any stipulated action in accordance with the provisions of this Agreement.

7.6	Early Termination of any Investment of the Escrowed Proceeds

In making any payment pursuant to this Agreement, the Subscription Receipt Agent has the authority to liquidate any investments in order to make payments contemplated under this Article 7 and shall not be liable for any Losses sustained in the escrow account for early termination of any investment of the Escrowed Proceeds necessary to enable the Subscription Receipt Agent to make such payment.

7.7	Method of Disbursement and Delivery

(1)
All disbursements of money made in accordance with the provisions of this Article 7 shall be made by cheque drawn upon a Canadian Schedule I chartered bank made payable to or to the order of the persons entitled to disbursement and in the correct amount (less all amounts required to be withheld by the Corporation by law, including without limitation, under the Income Tax Act (Canada)).

(2)
If the Subscription Receipt Agent delivers any such cheque as required under subsection 7.7(1), the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not paid on due presentation; provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque.

7.8	Acknowledgements

(1)
The Subscription Receipt Agent will acknowledge receipt of certified cheques or bank drafts and funds by electronic wire transfer forthwith following receipt of same and confirms that such funds will be deposited in a segregated account in the name of the Subscription Receipt Agent as Escrow Agent for the Corporation and, pending the occurrence of the satisfaction of the Escrow Release Conditions or Default, will be held in accordance with section 7.2 hereof.

(2)	The Corporation hereby:

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(a)	acknowledges that the amounts received by the Subscription Receipt Agent pursuant to paragraph 7.8(1), will represent payment in full of the Purchase Price for 40,000,000 Subscription Receipts; and

(b)	irrevocably directs the Subscription Receipt Agent to retain such amounts in accordance with the terms of this Agreement pending payment of such amounts in accordance with the terms of this Agreement.

7.9	Miscellaneous

(1)
The Subscription Receipt Agent will disburse monies according to this Agreement only to the extent that monies have been deposited with it. The Subscription Receipt Agent is acting hereunder as Escrow Agent at the request of the Corporation and the Subscription Receiptholders and shall not be responsible as Escrow Agent except for its duties of receiving, holding and disbursing the Escrowed Proceeds and any amount payable pursuant to section 7.3 or 7.4 pursuant to the terms and conditions of this Agreement.

(2)
In the event that the Subscription Receipt Agent shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, other than the gross negligence, wilful misconduct or fraud of the Subscription Receipt Agent, the Subscription Receipt Agent shall be under no obligation to invest or reinvest the same but shall only be obligated to hold the same on behalf of the person or persons entitled thereto in a current or other non-interest bearing account pending payment to the person or persons entitled thereto. The Subscription Receipt Agent shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the appropriate official or agency, in the Province of British Columbia whose receipt shall be good discharge and release of the Subscription Receipt Agent for such amounts.

(3)
The Subscription Receipt Agent shall be entitled to act and rely absolutely on the Release Certificate and shall be entitled to release the Escrowed Proceeds upon the receipt of the Release Certificate as provided for in this Agreement.

(4)
The Corporation hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Subscription Receipt Agreement for or to the credit of the Corporation, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Subscription Receipt Agent’s prescribed form as to the particulars of such third party.

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ARTICLE 8

ENFORCEMENT

8.1	Suits by Subscription Receiptholders

Subject to section 9.11, all or any of the rights conferred upon a Subscription Receiptholder by the terms of the Subscription Receipts held by such Subscription Receiptholder and/or this Agreement may be enforced by such Subscription Receiptholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Subscription Receipt Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Subscription Receipts from time to time outstanding. The Subscription Receipt Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of Subscription Receiptholders.

8.2	Limitation of Liability

The obligations of the Corporation hereunder (including without limitation under subsection 11.6(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or any of the past, present or future officers, employees or agents of the Corporation but only the property of the Corporation (or any successor person) shall be bound in respect hereof, provided that the Subscription Receiptholders are not, for greater certainty, waiving or releasing any right, cause of action or remedy under the Agency Agreement, the subscription agreements for the Subscription Receipts or any other agreement.

ARTICLE 9

MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

9.1	Right to Convene Meetings

The Subscription Receipt Agent may at any time and from time to time and shall on receipt of a written request of the Corporation or of a Subscription Receiptholders’ Request and upon being funded and indemnified to its reasonable satisfaction by the Corporation or by the Subscription Receiptholders signing the Subscription Receiptholders’ Request against the cost that may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Subscription Receiptholders. In the event of the Subscription Receipt Agent failing within 15 days after receipt of the written request of the Corporation or Subscription Receiptholders’ Request and funding and indemnity given as aforesaid to give notice convening a meeting, the Corporation or the Subscription Receiptholders, as the case may be, may call and convene the meeting. Every meeting shall be held in Vancouver, British Columbia or at such other place as may be approved or determined by the Subscription Receipt Agent.

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9.2	Notice

At least 21 days’ notice of any meeting shall be given to the Subscription Receiptholders in the manner provided by section 12.2 and a copy of the notice shall be sent by mail to the Subscription Receipt Agent (unless the meeting has been called by the Subscription Receipt Agent) and to the Corporation (unless the meeting has been called by the Corporation). Each notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 9. The notice convening any such meeting shall be signed by an appropriate officer of the Subscription Receipt Agent or the Corporation or by a representative of the Subscription Receiptholders, as the case may be.

9.3	Chairman

A person (who need not be a Subscription Receiptholder) nominated in writing by the Subscription Receipt Agent shall be chairman of the meeting and if no person is so nominated or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy shall choose a person present to be chairman.

9.4	Quorum

Subject to the provisions of section 9.12, at any meeting of the Subscription Receiptholders a quorum shall consist of Subscription Receiptholders present in person or by proxy and representing at least 20% of the aggregate number of then outstanding Subscription Receipts. If a quorum of the Subscription Receiptholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Subscription Receiptholders or on a Subscription Receiptholders’ Request, shall be dissolved; but, subject to section 9.12, in any other case the meeting shall stand adjourned to such day being not less than ten (10) days later and to such place and time as may be designated by the chairman of the meeting and at least five (5) days’ notice shall be given of such adjourned meeting. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be representing at least 20% of the aggregate number of then outstanding Subscription Receipts.

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   Power to Adjourn

The chairman of any meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.7	Poll

On every extraordinary resolution and on any other question submitted to a meeting upon which a poll is directed by the chairman or requested by one or more of the Subscription Receiptholders acting in person or by proxy and representing at least 5% of the aggregate number of all the Subscription Receipts then outstanding, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by an extraordinary resolution shall be decided by a majority of the votes cast on a poll.

9.8	Voting

On a show of hands, every person who is present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders or both, shall have one vote. On a poll, each Subscription Receiptholder present in person or represented by proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Subscription Receipt then held by him. A proxy need not be a Subscription Receiptholder.

9.9	Regulations

The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, from time to time, may make or vary such regulations as they shall think fit:

(a)
for the deposit of instruments appointing proxies at such place and time as the Subscription Receipt Agent, the Corporation or the Subscription Receiptholders convening the meeting, as the case may be, may in the notice convening the meeting direct, which shall entitle the persons named therein to be present and vote at the meeting and at any adjournment thereof in the same manner and with

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the same effect as though the persons so named in the proxy were the actual holders of the Subscription Receipts specified therein;

(b)
for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of the instruments appointing proxies to be sent by mail, facsimile or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d)
generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereat including setting a record date for Subscription Receiptholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to section 9.10, be present at the meeting in respect thereof, shall be persons who are the registered holders of Subscription Receipts or their duly appointed proxies.

9.10	The Corporation, the Subscription Receipt Agent and BayFront may be Represented

The Corporation, the Subscription Receipt Agent and BayFront by their respective officers, employees, or directors, as applicable, and the counsel to the Corporation, the Subscription Receipt Agent and BayFront may attend any meeting of the Subscription Receiptholders, but shall have no votes as such.

9.11	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting shall have the following powers exercisable from time to time by extraordinary resolution:

(a)
to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Subscription Receiptholders and/or the Subscription Receipt Agent in its capacity as subscription receipt agent hereunder (subject to the Subscription Receipt Agent’s approval) or on behalf of the Subscription Receiptholders against the Corporation, whether those rights arise under this

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Agreement or the Subscription Receipts or otherwise that is proposed by the Corporation and BayFront;

(b)	to amend, alter or repeal any extraordinary resolution previously passed;

(c)
to direct or authorize the Subscription Receipt Agent (subject to the Subscription Receipt Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders in any manner specified in the extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)
to waive, authorize and direct the Subscription Receipt Agent to waive any default on the part of the Corporation in complying with any provisions of this Agreement or the Subscription Receipt Certificates, either unconditionally or upon any conditions specified in the extraordinary resolution;

(e)
to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation contained in this Agreement or the Subscription Receipts or to enforce any of the rights of the Subscription Receiptholders;

(f)
to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by the Subscription Receiptholder in connection therewith;

(g)
to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with the holders of any securities of the Corporation, wherever such assent may be required; and

(h)	from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

9.12	Meaning of “Extraordinary Resolution”

(1)
The expression “extraordinary resolution” when used in this Agreement means, subject as hereinafter in this section and in sections 9.15 and 9.16 provided, a resolution proposed at a meeting of the Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article 9 at which there are present in person or by proxy Subscription Receiptholders representing at least 20% of the aggregate number of then

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outstanding Subscription Receipts and passed by the affirmative votes of Subscription Receiptholders holding not less than 66 ⅔% of the aggregate number of Subscription Receipts represented at the meeting and voted on the poll upon the resolution.

(2)
If, at any meeting called for the purpose of passing an extraordinary resolution, Subscription Receiptholders representing at least 20% of the aggregate number of then outstanding Subscription Receipts are not present in person or by proxy within half an hour after the time appointed for the meeting, then the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being no less than 15 days and no more than 50 days later and to such place and time as may be appointed by the chairman. Not less than 10 days’ notice shall be given of the time and place of the adjourned meeting in the manner provided in section 12.2.  The notice shall state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Subscription Receiptholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened or any other particulars and a resolution proposed at the adjourned meeting and passed by the requisite vote as provided in subsection 9.12(1) shall be an extraordinary resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders representing at least 20% of the aggregate number of then outstanding Subscription Receipts are not present in person or by proxy at the adjourned meeting.

(3)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

9.13	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Agreement stated to be exercisable by the Subscription Receiptholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of the powers from time to time shall not be deemed to exhaust the right of the Subscription Receiptholders to exercise that power or those powers or combination of powers then or any other power or powers or combination of powers thereafter from time to time.

9.14	Minutes

Minutes of all resolutions and proceedings at every meeting of Subscription Receiptholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Subscription Receipt Agent at the expense of the Corporation and any

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minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings held, or by the chairman of the next succeeding meeting of the Subscription Receiptholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

9.15	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Subscription Receiptholders at a meeting held as hereinbefore in this Article 9 provided may also be taken and exercised by Subscription Receiptholders representing in the case of such actions and powers not requiring an extraordinary resolution, at least 51% and, in the case of such actions and powers requiring an extraordinary resolution, at least 66 ⅔% of the aggregate number of then outstanding Subscription Receipts by an instrument in writing signed in one or more counterparts by Subscription Receiptholders in person or by attorney duly appointed in writing and the expression “extraordinary resolution” when used in this Agreement shall include an instrument so signed.

9.16	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 9 at a meeting of Subscription Receiptholders shall be binding upon all the Subscription Receiptholders, whether present at or absent from the meeting, and every instrument in writing signed by Subscription Receiptholders in accordance with section 9.15 shall be binding upon all the Subscription Receiptholders, whether signatories thereto or not, and each and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its funding and indemnity herein contained) shall be bound to give effect accordingly to every resolution and instrument in writing passed or executed in accordance with these provisions.

ARTICLE 10

SUPPLEMENTAL AGREEMENTS AND SUCCESSOR COMPANIES

10.1	Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation (if properly authorized by its directors), BayFront and the Subscription Receipt Agent may, subject to the provisions of this Agreement, and they shall, when so directed hereby, execute and deliver by their proper officers, agreements or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

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(a)            evidencing the succession, or successive successions, of any other person to the Corporation and the assumption by such successor of the covenants of, and obligations of the Corporation under this Agreement;

(b)
adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(c)	giving effect to any resolution or extraordinary resolution passed as provided in Article 9;

(d)
making such provisions not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, prejudicial to the interests of the Subscription Receiptholders as a group;

(e)
adding to or amending the provisions hereof in respect of the transfer of Subscription Receipts, making provision for the exchange of Subscription Receipts and making any modification in the form of the Subscription Receipt Certificates which does not affect the substance thereof;

(f)
amending any of the provisions of this Agreement or relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, such amendment or relief impairs any of the rights of the Subscription Receiptholders, as a group or of the Subscription Receipt Agent, and provided further that the Subscription Receipt Agent may in its sole discretion decline to enter into any supplemental agreement which in its opinion, relying on advice of Counsel may not afford adequate protection to the Subscription Receipt Agent when the same shall become operative; and

(g)
for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Subscription Receipt Agent, relying on the advice of Counsel, the rights of the Subscription Receipt Agent and the Subscription Receiptholders as a group are not materially prejudiced thereby.

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10.2	Successor Entities

In the case of the amalgamation, consolidation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another person (a “successor entity”), the successor entity resulting from the amalgamation, consolidation, merger or transfer (if not the Corporation) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and the successor entity shall by supplemental agreement satisfactory in form to the Subscription Receipt Agent and executed and delivered to the Subscription Receipt Agent, expressly assume those obligations.

ARTICLE 11

CONCERNING THE SUBSCRIPTION RECEIPT AGENT

11.1	Rights and Duties of Subscription Receipt Agent

In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent shall act honestly and in good faith with a view to the best interests of the Subscription Receiptholders and shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in performing the duties of an escrow agent or subscription receipt agent in comparable circumstances. The Subscription Receipt Agent accepts its duties and responsibilities under this Agreement, and the escrowed funds, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

(1)
No provision of this Agreement shall be construed to relieve the Subscription Receipt Agent from, or require any other person to indemnify the Subscription Receipt Agent against liability for its own gross negligence, fraud or wilful misconduct.

(2)
The Subscription Receipt Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Corporation under this Agreement unless and until it shall have received a Subscription Receiptholder’s Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take. The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Subscription Receipt Agent or the Subscription Receiptholders hereunder shall be conditional upon the Subscription Receiptholders furnishing, when required by notice in writing by the Subscription Receipt Agent, sufficient funds to commence or continue the act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent and its counsel to protect and hold harmless the Subscription

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Receipt Agent, its directors, officers, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Agreement shall require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(3)
The Subscription Receipt Agent may, before commencing any act, action or proceeding or at any time during the continuance thereof, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which Subscription Receipt Certificates the Subscription Receipt Agent shall issue receipts.

(4)
The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(5)	In this Agreement, whenever confirmations or instructions are required to be given to the Subscription Receipt Agent, in order to be valid, such confirmations and instructions shall be in writing.

(6)
The Subscription Receipt Agent shall retain the right not to act and shall not be held liable for refusing to act unless it has received clear and reasonable documentation which complies with the terms of this Agreement, which documentation does not require the exercise of any discretion or independent judgment.

(7)
The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except for its own gross negligence or bad faith.

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(8)
Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Subscription Receipt Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages.

11.2	Evidence, Experts and Advisers

(1)
In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation shall furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof and in such form as the Subscription Receipt Agent may reasonably require by written notice to the Corporation.

(2)
In the exercise of its rights and duties hereunder, the Subscription Receipt Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Subscription Receipt Agent pursuant to any provision hereof or pursuant to a request of the Subscription Receipt Agent. The Subscription Receipt Agent shall be under no responsibility in respect of the validity of this Agreement or the execution and delivery hereof by or on behalf of the Corporation or in respect of the validity or the execution of any Subscription Receipt Certificate by the Corporation and issued hereunder, nor shall it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any such Subscription Receipt Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Agreement and/or in any Subscription Receipt Certificate.

(3)
Proof of the execution of an instrument in writing, including a Subscription Receiptholders’ Request, by any Subscription Receiptholder may be made by a certificate of a notary public or other person with similar powers that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Subscription Receipt Agent may consider adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(4)
The Subscription Receipt Agent may act, or not act if applicable, and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, facsimile or

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other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(5)
The Subscription Receipt Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Subscription Receipt Agent. Any reasonable remuneration paid by the Subscription Receipt Agent shall be paid by the Corporation in accordance with section 6.2.

(6)
The Subscription Receipt Agent may, as a condition precedent to any action to be taken by it under this Agreement, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

11.3	Securities, Documents and Monies Held by Subscription Receipt Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Subscription Receipt Agent on behalf of the Corporation and the Subscription Receiptholders may be placed in the deposit vaults of the Subscription Receipt Agent or of any Schedule 1 Canadian chartered bank or deposited for safekeeping with any such bank or the Subscription Receipt Agent. All interest or other income received by the Subscription Receipt Agent in respect of such deposits and investments shall, subject to section 7.4, belong to the Corporation and shall be paid to the Corporation upon discharge of this Agreement.

11.4	Action by Subscription Receipt Agent to Protect Interests

Subject to the provisions of this Agreement, the Subscription Receipt Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Subscription Receiptholders.

11.5	Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent shall not be required to give any bond or security in respect of the performance of its duties as Escrow Agent pursuant to this Agreement or otherwise.

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11.6   Protection of Subscription Receipt Agent

By way of supplement to the provisions of any law for the time being relating to the performance of the duties of the Subscription Receipt Agent pursuant to this Agreement, it is expressly declared and agreed as follows:

(1)
The Subscription Receipt Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Agreement or in the Subscription Receipts (except the representation contained in section 11.8 and 11.11 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Corporation (except the representation contained in section 11.8 and 11.11 or in the certificate of the Subscription Receipt Agent on the Subscription Receipts).

(2)
Nothing herein contained shall impose any obligation on the Subscription Receipt Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto.

(3)	The Subscription Receipt Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)
The Subscription Receipt Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Corporation.

(5)
Without limiting any protection or indemnity of the Subscription Receipt Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Subscription Receipt Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Subscription Receipt Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Subscription Receipt Agent. This provision shall survive the resignation or removal of the Subscription Receipt Agent, or the termination of this Agreement. The Subscription Receipt Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Agreement which, in the opinion of its counsel, may involve it in expense or liability, unless the

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Corporation shall, so often as required, furnish the Subscription Receipt Agent with satisfactory indemnity and funding against such expense or liability.

(6)
The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgement, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Subscription Receipt Agent, in its sole judgement, determine at any time that its acting under this Subscription Receipt Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation provided: (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

11.7	Replacement of Subscription Receipt Agent

(1)
The Subscription Receipt Agent may resign as the Subscription Receipt Agent and Escrow Agent and be discharged from all further duties and liabilities hereunder by giving to the Corporation not less than 60 days’ notice in writing or such shorter notice as the Corporation may accept as sufficient. The Subscription Receiptholders by extraordinary resolution shall have the power at any time to remove the Subscription Receipt Agent and to appoint a new Subscription Receipt Agent. In the event of the Subscription Receipt Agent resigning or being removed as aforesaid, or as in section 11.8 or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Subscription Receiptholders; failing that appointment by the Corporation, the retiring Subscription Receipt Agent (at the Corporation’s expense) or any Subscription Receiptholder may apply to a justice of the British Columbia Supreme Court, on such notice as the justice may direct, for the appointment of a new Subscription Receipt Agent; but any new Subscription Receipt Agent so appointed by the Corporation or by the court shall be subject to removal as aforesaid by the Subscription Receiptholders. Any new Subscription Receipt Agent appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company or transfer agent in the Province of British Columbia. On any such appointment the new Subscription Receipt Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may,

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in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Subscription Receipt Agent, provided that any resignation or removal of the Subscription Receipt Agent and appointment of a successor Subscription Receipt Agent shall not become effective until the successor Subscription Receipt Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Subscription Receipt Agent an appropriate instrument transferring to such successor Subscription Receipt Agent all rights and powers of the Subscription Receipt Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Subscription Receipt Agent hereunder.

(2)	Upon the appointment of a successor Subscription Receipt Agent, the Corporation shall promptly notify the Subscription Receiptholders thereof in the manner provided for in section 12.2.

(3)
Any corporation into or with which the Subscription Receipt Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the stock transfer business of the Subscription Receipt Agent, shall be the successor to the Subscription Receipt Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new Subscription Receipt Agent under subsection 11.7.

(4)
Any Subscription Receipts certified but not delivered by a predecessor Subscription Receipt Agent may be certified by the new or successor Subscription Receipt Agent in the name of the predecessor or the new or successor Subscription Receipt Agent.

11.8	Conflict of Interest

(1)
The Subscription Receipt Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists which it is aware of in the Subscription Receipt Agent’s role hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the same or resign as the Subscription Receipt Agent hereunder.

(2)
Subject to subsection 11.8(1), the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation, may act as registrar and transfer agent for the Common Shares and generally may contract and enter into financial transactions with the Corporation, all without being liable to account for any profit made thereby.

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11.9	Appointment of Escrow Agent

The Subscription Receipt Agent hereby agrees to act as the Escrow Agent and to perform the duties of an escrow agent pursuant to the terms and conditions set forth herein and agrees to hold the Escrowed Proceeds for and on behalf of the Corporation, BayFront and those persons who become holders of Subscription Receipts from time to time issued pursuant to this Agreement.

11.10	Subscription Receipt Agent Not to be Appointed Receiver

The Subscription Receipt Agent and any person related to the Subscription Receipt Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation or any subsidiary of the Corporation.

11.11	Authorization to Carry on Business

The Subscription Receipt Agent represents to the Corporation that it is registered to carry on the business of a transfer agent in the Province of British Columbia.

ARTICLE 12

GENERAL

12.1	Notice to the Corporation and the Subscription Receipt Agent

(1)
Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation or the Subscription Receipt Agent shall be deemed to be validly given if delivered or if sent by registered mail, postage prepaid or if transmitted by facsimile:

(a)	If to the Corporation, to:

Crosshair Exploration & Mining Corp.
Suite 1240 – 1140 West Pender Street
Vancouver, B.C.
V6E 4G1

Attention:                      Mark Morabito, Executive Chairman
Fax:                      (604) 681-8039

with a copy which shall not constitute notice to:

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Blake, Cassels & Graydon LLP

Suite 2600, 595 Burrard Street
P.O. Box 49314
Vancouver, B.C.
V7X 1L3

Attention:                                Bob Wooder
Fax:                      (604) 631-3309

(b)	If to BayFront:

BayFront Capital Partners Ltd.
200 Bay Street, Suite 2800
Royal Bank Plaza
Toronto, Ontario M5J 2J2

Attention:                      Robert Chalmers
Fax:                      (888) 991-7061

with a copy which shall not constitute notice to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario M5H 3C2

Attention:                      Alexandra Illiopoulos, Partner
Fax:                      (416) 640-3013

(c)	If to the Subscription Receipt Agent, to:

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, B.C.
V6B 3B9

Attention:                      General Manager
Fax:                      (604) 661-9403

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that day is a Business Day or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by telecopier, on the day following the transmission.

(2)
The Corporation or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 12.1(1) of a change of address which, from the effective date of such notice and until changed

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by like notice, shall be the address of the Corporation or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement. A copy of any notice of change of address given pursuant to this subsection 12.1(2) shall be available for inspection at the principal office of the Subscription Receipt Agent in the city of Toronto, Ontario by Subscription Receiptholders during normal business hours.

(3)
If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receipt Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 12.1(1) by facsimile or other means of prepaid, transmitted or recorded communication and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by facsimile or other means of prepaid, transmitted, recorded communication on the third Business Day following the date of the sending of the notice by the person giving the notice.

12.2	Notice to the Subscription Receiptholders

(1)
Unless herein otherwise expressly provided, any notice to be given hereunder to Subscription Receiptholders shall be deemed to be validly given if the notice is sent by first class mail, postage prepaid, addressed to the holders or delivered by hand (or so mailed to certain holders and so delivered to other holders) at their respective addresses appearing on the register maintained by the Subscription Receipt Agent. Any notice so given shall be deemed to have been given on the day of delivery by hand or on the next Business Day if delivered by mail.

(2)
If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Subscription Receiptholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in the Financial Post section of the national edition of The National Post newspaper;  provided that in the case of a notice convening a meeting of the holders of Subscription Receipts, the Subscription Receipt Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the Subscription Receiptholders or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required (or first published in a city if more than one publication in that city is required). In determining under any provision hereof, the date when notice of any meeting or other event must be given, the date

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of giving notice shall be included and the date of the meeting or other event shall be excluded.

(3)	Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not validate any action or proceeding forwarded thereon.

12.3	Discretion of Directors

Any matter provided herein to be determined by the directors of the Corporation in their sole discretion and any determination so made will be conclusive, absent manifest error.

12.4	Satisfaction and Discharge of Agreement

Following the date on which either:  (i) the certificates representing the Common Shares shall have been delivered to Subscription Receiptholders to the full extent of the rights attached to all Subscription Receipts theretofore certified hereunder and the monies to be paid hereunder have been paid; or (ii) the Subscription Receipt Agent has satisfied its responsibilities pursuant to Section 7.4 hereof in the event the satisfaction of the Escrow Release Conditions does not occur before the Release Deadline, this Agreement shall cease to be of further effect.  On demand of and at the cost and expense of the Corporation and upon delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and upon payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the parties hereto shall execute proper instruments acknowledging satisfaction of and discharging this Agreement.

12.5	Provisions of Agreement and Subscription Receipt Certificates for the Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or in the Subscription Receipt Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders any legal or equitable right, remedy or claim under this Agreement, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

12.6   Agreement to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Agreement and the Subscription Receipt Certificate, the terms of this Agreement will prevail.

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12.7	Assignment

This Agreement and any benefits or burdens under this Agreement shall not be assignable by the Corporation or the Subscription Receipt Agent without the prior written notice of the other parties hereto, which consent shall not be unreasonably withheld.  Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Corporation and the Subscription Receipt Agent and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

12.8	Counterparts and Formal Date

This Agreement may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Agreement.

12.9	Force Majeure

Neither party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

– signature page follows –

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers in that behalf.

CROSSHAIR EXPLORATION & MINING CORP.
By:	“Sheila Paine”
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA
By:	“Gabriel Ducharme”
Authorized Signatory
By:	“Alice Kollen”
Authorized Signatory

BAYFRONT CAPITAL PARTNERS LTD.
By:	“Robert Chalmers”
Authorized Signatory

SCHEDULE “A”

FORM OF SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MARCH 24, 2011.

 [For US certificates, the following legend is also applied]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF CROSSHAIR EXPLORATION & MINING CORP. (THE “COMPANY”) THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S (“REGULATION S”) UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C)(2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY  MUST FIRST BE PROVIDED TO COMPUTERSHARE INVESTOR SERVICES INC.

THESE SECURITIES MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON CANADIAN STOCK EXCHANGES.  IF THE COMPANY IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER PURSUANT TO RULE 904 OF REGULATION S, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM COMPUTERSHARE INVESTOR SERVICES INC. UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE INVESTOR SERVICES INC. AND THE COMPANY AND, IF SO REQUIRED BY COMPUTERSHARE INVESTOR SERVICES INC., AN OPINION OF COUNSEL, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

SUBSCRIPTION RECEIPT TO ACQUIRE UNITS OF

CROSSHAIR EXPLORATION & MINING CORP.

(incorporated pursuant to the laws of British Columbia)

Subscription Receipt Certificate No.l	lSubscription Receipts each entitling the holder to acquire one-quarter of one non-flow-through unit of Crosshair Exploration & Mining Corp.

THIS IS TO CERTIFY THAT, for value received, ●, (herein called the “holder”) is entitled to receive in the manner herein provided and as more specifically set forth in the Subscription Receipt Agreement (defined below) and without further payment therefor, subject to adjustment as set forth below, one-quarter of one non-flow-through unit (each whole unit a “Unit”), each

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Unit comprised of one post-Consolidation non-flow-through common share in the capital stock (a “Common Share”) of Crosshair Exploration & Mining Corp. (the “Corporation”) and one common share purchase warrant of the Corporation (a “Warrant”) being exercisable for a period of 24 months from the Closing Date at an exercise price of CDN$1.00, for each whole Subscription Receipt evidenced by this certificate.

Capitalized terms used in this Subscription Receipt Certificate and not otherwise defined shall have the meanings ascribed to such terms in the Subscription Receipt Agreement made as of November 23, 2010 between the Corporation, BayFront Capital Partners Ltd. and the Subscription Receipt Agent (the “Agreement”).

Each Subscription Receipt entitles the holder:

(a)
if the Escrow Release Conditions are satisfied prior to January 14, 2011, (the “Release Deadline”), to receive, for no additional consideration and without further action, one-quarter of one Unit, each whole Unit comprised of one Common Share and one Warrant, subject to adjustment as set forth in the Agreement; or

(b)
if the Escrow Release Conditions are not satisfied by the Release Deadline, or if prior to then, the Corporation has advised BayFront and the Subscription Receipt Agent; or announced to the public that it does not intend to satisfy the Escrow Release Conditions, to receive an amount equal to the sum of the Purchase Price of the Subscription Receipts held by the holder and such holder's pro rata share of the Earnings, if any, less applicable withholding taxes, if any, all in the manner and on the terms and conditions set out in the Agreement. In the event that the Escrowed Proceeds are not sufficient to fund the Subscription Receiptholders’ Funds payable to all Subscription Receiptholders, the Corporation shall fund any such shortfall.

The Subscription Receipts represented hereby are issued under and pursuant to the Agreement. Reference is hereby made to the Agreement and any and all other instruments supplemental or ancillary thereto for a full description of the rights of the holders of the Subscription Receipts and the terms and conditions upon which such Subscription Receipts are, or are to be, issued and held, all to the same effect as if the provisions of the Agreement and all instruments supplemental or ancillary thereto were herein set forth, and to all of which provisions the holder of these Subscription Receipts by acceptance hereof are subject.

In the event of any inconsistency between the terms set forth in this Subscription Receipt Certificate and the terms of the Agreement, the terms of the Agreement shall govern.

Following the satisfaction of the Escrow Release Conditions and the delivery of the Release Certificate on or prior to the Release Deadline to the Subscription Receipt Agent the Subscription Receipts represented by this Subscription Receipt Certificate shall be automatically converted without any further action on the part of the holder, including the payment of any additional consideration, for Common Shares and Warrants on the Exercise Date.

The Agreement provides for adjustments to the right of subscription, including the amount of and kind of securities or other property issuable upon the automatic conversion of the Subscription Receipts, upon the happening of certain stated events, including the subdivision or

-  -

consolidation of the Common Shares, certain distributions of Common Shares or securities convertible into Common Shares or of other securities or assets of the Corporation, certain offerings of rights, warrants or options, and certain capital reorganizations.

In the event that the Release Event does not occur prior to the Release Deadline, the Corporation shall forthwith deliver a Default Notice to each of the Subscription Receiptholders and the Subscription Receipt Agent and the Subscription Receipt Agent shall return to the Subscription Receiptholders the Subscription Receiptholders’ Funds. The Subscription Receipt Agent shall pay to each Subscription Receiptholder, their entitlement to the Subscription Receiptholders’ Funds plus a pro rata share of Earnings, if any, less applicable withholding taxes, if any, within three (3) Business Days following receipt by it of the Default Notice. In the event that the Escrowed Proceeds are not sufficient to fund the Subscription Receiptholders’ Funds payable to all Subscription Receiptholders, the Corporation shall fund any such shortfall.

The holding of the Subscription Receipts evidenced by this Subscription Receipt Certificate shall not constitute the holder hereof a shareholder of the Corporation or entitle the holder to any right or interest in respect thereof except as herein and in the Agreement expressly provided.

The Subscription Receipts evidenced by this Subscription Receipt Certificate may only be transferred in accordance with the terms of the Agreement and applicable securities laws.

This Subscription Receipt Certificate may be exchanged for one or more Subscription Receipt Certificates of different denomination(s) evidencing in the aggregate an equal number of Subscription Receipts as the number of Subscription Receipts represented by this Subscription Receipt Certificate in accordance with the terms of the Agreement and applicable Securities Laws.

The Subscription Receipts, Common Shares and Warrants issuable upon the automatic conversion of these Subscription Receipts and Common Shares issuable upon the exercise of the Warrants have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or under any state securities laws.  The Subscription Receipts must not be exercised in the United States (as defined in Regulation S under the U.S. Securities Act) unless the Subscription Receipts, Common Shares and Warrants issuable upon automatic conversion thereof and Common Shares issuable upon exercise of the Warrants have been registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

The Agreement contains provisions making binding upon all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and by instruments in writing signed by the holders of a specified majority of the outstanding Subscription Receipts.

This Subscription Receipt Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by or on behalf of the Subscription Receipt Agent.

Time shall be of the essence hereof.  This Subscription Receipt Certificate is governed by the laws of British Columbia and the laws of Canada applicable therein.

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IN WITNESS WHEREOF the Corporation has caused this Subscription Receipt Certificate to be signed by a duly authorized representative as of this ____ day of November, 2010.

CROSSHAIR EXPLORATION & MINING CORP.
By:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA
By:
Authorized Signatory
By:
Authorized Signatory

SCHEDULE “B”

FORM OF RELEASE CERTIFICATE

TO:                      Computershare Trust Company of Canada

RE:	Subscription Receipt Agreement (the “Subscription Receipt Agreement”) dated November 23, 2010 among Crosshair Exploration & Mining Corp. and Computershare Trust Company of Canada

Unless otherwise indicated, capitalized terms shall have the meanings ascribed to them in the Subscription Receipt Agreement.

Pursuant to Section 4.2 of the Subscription Receipt Agreement, the undersigned hereby certify that with the delivery of this certificate the satisfaction of the Escrow Release Conditions has occurred.

Accordingly, pursuant to Section 7.3 of the Subscription Receipt Agreement, the undersigned hereby request that you (i) liquidate the Escrowed Proceeds in accordance with Article 7 of the Subscription Receipt Agreement; (ii) deliver $●, representing BayFront’s Fees, payable to BayFront, plus any interest accrued and actually earned thereon, to BayFront by cheque or wire transfer; and (iii) deliver the balance of the Escrowed Proceeds to the Corporation by wire transfer, or as it may direct.

This Release Certificate may be signed in counterparts and delivered by facsimile and shall constitute good and sufficient authority for taking the actions described herein.

DATED this _____ day of November, 2010.

CROSSHAIR EXPLORATION & MINING CORP.
By:
Authorized Signatory
BAYFRONT CAPITAL PARTNERS LTD.
By:
Authorized Signatory

SCHEDULE “C” APPROVED BANKS

Bank	Relevant S&P Issuer Credit Rating (as at November [•], 2010)
Bank of Montreal	A+
Citibank NA	A+
Bank of America NA	A+
Harris Bancorp Inc.	A+
PNC Bank NA	A+
The Bank of Nova Scotia	AA-
Royal Bank of Canada	AA-
The Toronto-Dominion Bank	AA-
Bank of Ireland*	AA
Allied Irish Bank*	AA
*Deposit is fully guaranteed by the Irish Government therefore the Republic of Ireland Credit Rating used as the relevant rating.